Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

MERIDIAN WASTE SOLUTIONS, INC.

Under Section 805 of the Business Corporation Law

IT IS HEREBY CERTIFIED THAT:

1.
The name of the corporation is: Meridian Waste Solutions, Inc.

2.
The date of filing of the certificate of incorporation with the Department of State is: November 12, 1993

3.
The amendment effected by this certificate of amendment is as follows:

Paragraph Fourth of the Certificate of Incorporation relating to capitalization of the corporations and designations of classes of preferred stock is amended to include the following as new paragraph g., following the final paragraph thereof:

“Upon the filing of this Certificate of Amendment to the Certificate of Incorporation, each twenty (20) shares of Common Stock of the Corporation issued and outstanding immediately prior to this Certificate of Amendment to the Certificate of Incorporation, without further action, will be automatically combined into and become one (1) share of fully paid and nonassessable Common Stock of the Corporation (the “Reverse Stock Split”).  No fractional shares shall be issued upon the Reverse Stock Split; rather, each fractional share resulting from the Reverse Stock Split shall be rounded up to the nearest whole number.  Each outstanding stock certificate of the Corporation, which prior to the filing of this Certificate of Amendment to the Certificate of Incorporation represented one or more shares of Common Stock, shall immediately after such filing represent that number of shares of Common Stock equal to the product of (x) the number of shares of Common Stock represented on such certificates divided by (y) twenty (20) (such adjusted shares, the “Reclassified Shares”), with any resulting fractional shares rounded up to the nearest whole share as set forth above.  Any options, warrants or other purchase rights, which prior to the filing of this Certificate of Amendment represented the right to acquire one or more shares of the Corporation’s Common Stock, shall immediately after such filing represent the right to acquire one twentieth (1/20) of one (1) share of the Corporation’s Common Stock for each share of the Corporation’s Common Stock that such option, warrant or other purchase right previously represented the right to acquire.  The exercise price of such options, warrants and purchase rights shall be adjusted by multiplying the existing exercise price by twenty (20).

The number of authorized shares of Common Stock of the Corporation and the par value of such shares will not be affected by this Certificate of Amendment.

The Corporation shall, upon the request of each record holder of a certificate representing shares of Common Stock issued and outstanding immediately prior to the filing of this Certificate of Amendment to the Certificate of Incorporation, issue and deliver to such holder in exchange for such certificate a new certificate or certificates representing the Reclassified Shares.”

4.
The certificate of amendment was authorized by: the vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

/s/ Jeffrey S. Cosman Jeffrey S. Cosman Chief Executive Officer